September 25, 2025

Baron ETF Trust (the “Trust”)

767 Fifth Avenue, 49th Floor

New York, NY 10153

Re:	Baron ETF Trust

Ladies and Gentlemen:

This hereby documents our purchase from the Trust, which is an investment company offering multiple series, on September 25, 2025, shares of beneficial interest of Baron First Principles ETF, par value $0.001, at the per-share purchase price set forth below, for an aggregate price of $100,000, to provide the initial capital the Trust requires pursuant to Section 14 of the Investment Company Act of 1940, as amended, in order to make a public offering of its shares.

Fund	Amount Purchased	Price Per Share	Shares Purchased
Baron First Principles ETF	$100,000	$25.00	4,000
TOTAL	$100,000

We hereby represent that we acquired said shares for investment purposes, and not for distribution or resale to the public.

Very truly yours,

BAMCO, Inc.

By:	/s/ Kristine Tregila
Name:	Kristine Treglia
Title:	Vice President, Chief Legal Officer and Secretary